UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ x ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[    ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

Commission file number: N/A

ALEXCO RESOURCE CORP.
(Exact name of registrant as specified in its charter)

CANADA	1040	91-0742812
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code)	Identification No.)

Suite 1920-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Copies to:
Dorsey & Whitney LLP	Kenneth G. Sam
Republic Plaza Building, Suite 4700	Dorsey & Whitney LLP
370 Seventeenth	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth
(Name, address (including zip code) and telephone number (including	(303) 629-3445
area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[    ] Annual Information Form                 [    ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [    ] Yes [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [    ] Yes [ x ] No

FORWARD LOOKING STATEMENTS

     The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Alexco Resource Corp. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion base on certain assumptions that the mineral deposit can be economically exploited.. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Registration Statement.

     The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting principles (“GAAP”), and as such, they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States GAAP. Significant differences between Canadian GAAP and United States GAAP pertaining to the Company, are described in Note 16 to the Consolidated Financials Statements for the periods ended June 30, 2006 and 2005, which are filed as Exhibit 2.

RESOURCE AND RESERVE ESTIMATES

     The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, as amended. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price used in any reserve, or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

     In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

     Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 1 and 2 and 4 through 52, inclusive, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby includes by reference Exhibit 2, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended June 30, 2006 and 2005 which includes a reconciliation of the financial statements for the years 2006 and 2005 to U.S. Generally Accepted Accounting Principles as required by Item 17 of Form 20-F. The Report of the Company’s Independent Accountants on US GAAP Information is included in Exhibit 2. The Registrant also includes by reference Exhibit 3, the Company’s Management’s Discussion and Analysis for the years ended June 30, 2006 and 2005, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of its Independent Accountants as Exhibit 49, and the written consent of experts as Exhibits 50 through 52, as set forth in the Exhibit Index attached hereto.

OTHER INFORMATION

Off-Balance Sheet Arrangements

     The Company has no off-balance sheet arrangements.

Contractual Obligations

     The following table lists as of March 31, 2007 information with respect to the Company’s known contractual obligations.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease Contracts	$690,000	$51,000	$508,000	$131,000	$-
Asset Retirement Obligation	$1,029,000	$674,000	$152,000	$111,000	$92,000
Other Reclamation Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	$8,926,000	$-	$8,926,000	$-	$-
TOTAL	$10,645,000	$725,000	$9,586,000	$242,000	$92,000

UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alexco Resource Corp.

/s/ Clynton R. Nauman
Clynton R. Nauman
Chief Executive Officer

Date: July 25, 2007

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

Annual Information

1	Annual Information Form for year ended June 30, 2006

2	Audited Annual Financial Statements for the years ended June 30, 2006 and 2005

3	Management’s Discussion & Analysis for the years ended June 30, 2006 and 2005

4	Annual Report of the Company for the year ended June 30, 2006

Quarterly Information

5	Quarterly Report of the Registrant for the three and nine months ended March 31, 2007

6	Management’s Discussion & Analysis for the three and nine months ended March 31, 2007

7	Quarterly Report of the Registrant for the three and six months ended December 31, 2006

8	Management’s Discussion & Analysis for the three and six months ended December 31, 2006

9	Quarterly Report of the Registrant for the three months ended September 30, 2006

10	Management’s Discussion & Analysis for the three months ended September 30, 2006

Shareholder Meeting Materials

11	Notice of Annual Meeting and Information Circular dated October 31, 2006 relating to the December 7, 2006 Annual Meeting of the Shareholders

12	Form of Proxy for use in connection with the December 7, 2006 Annual Meeting of Shareholders

Exhibit	Description

Material Change Reports

13	Material Change Report dated December 21, 2006

14	Material Change Report dated December 8, 2006

15	Material Change Report dated November 20, 2006

16	Material Change Report dated April 28, 2006

17	Material Change Report dated April 18, 2006

18	Material Change Report dated April 13, 2006

19	Material Change Report dated April 4, 2006 and April 5, 2006

20	Material Change Report dated March 27, 2006

21	Material Change Report dated February 10, 2006 and February 15, 2006

22	Material Change Report dated January 26, 2006

News Releases

23	News Release dated July 23, 2007

24	News Release dated June 4, 2007

25	News Release dated March 29, 2007

26	News Release dated March 28, 2007

27	News Release dated March 12, 2007

28	News Release dated March 1, 2007

29	News Release dated February 8, 2007

30	News Release dated January 25, 2007

31	News Release dated July 11, 2006

32	News Release dated June 27, 2006

33	News Release dated June 1, 2006

34	News Release dated April 26, 2006

Business Acquisition Report

35	Business Acquisition Report dated September 13, 2006 for the June 30, 2006 acquisition of Access Mining Consultants Ltd.

Technical Reports

36	Report dated November 7, 2005 titled “McQuesten Property, Mayo Mining District, Yukon Territory, Canada, NTS 105M/13” prepared by Janice L. Fingler

37	Report dated November 4, 2005 titled “Brewery Creek Gold Project, Yukon Territory, Canada” prepared by GeoSim Services Inc.

Prospectuses

38	Final Short Form Prospectus dated April 19, 2006

39	Final Long Form Prospectus dated December 19, 2005 regarding the Registrant’s Initial Public Offering

Material Agreements

40	Agency Agreement dated April 19, 2006

41	Escrow Agreement dated December 16, 2005

42	Agency Agreement with Canaccord Capital Corporation dated July 12, 2005

Constating Document

43	Certificate of Incorporation (Yukon, Canada) dated December 3, 2004

44	Articles of Incorporation under the Business Corporations Act (Yukon)

45	By-Laws of the Corporation

Stock Option Plan

46	2005 Stock Option Plan

Exhibit	Description

Consents

47	Consent of Independent Accountants- PricewaterhouseCoopers LLP

48	Consent of Ronald G. Simpson

49	Consent of Janice Fingler

50	Consent of Michael Stammers